Exhibit C

The Gillette Company

Prudential Tower Building

Boston, Massachusetts 02199

March 13, 2003

Berkshire Hathaway Inc.

1440 Kiewit Plaza

Omaha, Nebraska 68131

Ladies and Gentlemen:

Reference is made to the Letter Agreement, dated July 20, 1989, between Berkshire Hathaway Inc. (the “Purchaser”) and The Gillette Company (the “Company”) (the “1989 Letter Agreement”) (attached as Exhibit A hereto) pursuant to which Purchaser acquired the 8 ¾% Series B Cumulative Convertible Preferred Stock of the Company (the “Series B Stock”). In 1991, the Series B Stock was converted into shares of the Company’s common stock. The parties hereto desire to amend the 1989 Letter Agreement as set forth in this amendment letter (this “Amendment Letter”). Each term used in this Amendment Letter and not otherwise defined herein shall have the meaning assigned to such term in the 1989 Letter Agreement.

1.    Section 1(b)(iii) of the 1989 Letter Agreement is amended by the addition in the fourth line thereof, after the phrase “Preferred Stock,” and before the word “Purchaser”, of the following:

“or a sale pursuant to Section 1(b)(iv)(C)(II) (in which event the restrictions set forth in such section shall apply),”

2.    Section 1(b)(iv)(B) of the 1989 Letter Agreement is amended by the addition at the conclusion thereof, after the word “offering)” and prior to “.”, of the following:

“; notwithstanding the foregoing, the total amount of shares that may be sold pursuant to this Section 1(b)(iv)(B) shall be limited as provided in Section 1(b)(iv)(C)(III)”

3.    Section 1(b)(iv)(C) of the 1989 Letter Agreement is amended to read in its entirety as follows:

“(C)  (I) Subject to subparagraphs (II) and (III) below, in the event of a sale that is proposed which is not a Clause A Event or a Clause B Event, Purchaser will provide Company the opportunity to purchase the securities proposed to be sold by Purchaser at a price named by Purchaser (“Clause C-I Offer Price”). Such opportunity to purchase shall be provided to Company at least 10 business days in advance of any sale by Purchaser. If Company accepts such offer it shall so notify Purchaser by 5 p.m. Eastern Time on the tenth (10th) business day following receipt of such notice, and Company shall pay to Purchaser the Clause C-I Offer Price, in same-day funds, no later than five (5) business days following such acceptance. If the Company does not accept such offer as aforesaid, Purchaser may sell any of the securities it offered at any price at or above the Clause C-I Offer Price, so long as such sale does not constitute a Clause A Event or a Clause B Event, at any time during the 90 days following the date any acceptance by Company was due.

(II)  Notwithstanding Section 1(b)(iv)(C)(I), in the event of a sale that is proposed that is not a Clause A Event or a Clause B Event, but that is a transaction on a national securities exchange or with a broker or dealer in a third market or block transaction (“Market Transaction”), Purchaser will provide Company the opportunity to purchase the securities proposed to be sold by Purchaser at a per share price no greater than the closing sale price of the Company’s common stock reported on the Composite Tape for New York Stock Exchange listed stocks for the full trading session immediately preceding the day of the offer (“Clause C-II Offer Price”). Such opportunity to purchase shall be provided to Company no later than prior to the opening of trading on the New York Stock Exchange at least three (3) full trading sessions before the date of any sale by Purchaser. If Company accepts such offer (which it may do as to all or a portion of the securities proposed to be sold by Purchaser) it shall so notify Purchaser (such notification to include the number of securities the Company will purchase) by 5 p.m. Eastern time on the day of the third (3rd) full trading session following receipt of such notice, and Company shall pay to Purchaser the Clause C-II Offer Price for the shares to be purchased, in same-day funds, no later than five(5) business days following such acceptance. If the Company does not accept such offer as aforesaid, or to the extent the Company does not accept such offer if it has accepted the offer only as to a portion of the securities proposed to be sold, Purchaser may sell any of the securities it offered in one or more Market Transactions, at any price, so long as (X) no such sale constitutes a Clause A Event or a Clause B Event, (Y) Purchaser is not aware that the ultimate beneficial owner (ignoring for this purpose any broker or dealer that purchases to resell) is any one person or group of persons acting in concert which, as a result of such purchase, will possess over 3% of the general voting power of the Company’s Voting Securities outstanding at the time of the sale, and (Z) each such sale is made within 90 days following the date any acceptance by Company was due. In connection with any sale pursuant to this Section 1(b)(iv)(C)(II), Purchaser will use its reasonable market judgment to minimize the impact of such sale on the market price of the Common Stock.

(III)  No sale pursuant to Sections 1(b)(iv)(B), (C)(I) or (C)(II) shall be permitted if such sale would result in more than three percent (3%) of the Company’s outstanding common stock being sold by Purchaser pursuant to Sections 1(b)(iv)(B), (C)(I) or (C)(II) in any 90 day period.

4.    Section 1(c) of the 1989 Letter Agreement is deleted in its entirety.

5.    This Amendment Letter shall become effective as of the date first written above (the “Effective Date”).

6.    THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ITS CONFLICT OF LAW RULES.

Please confirm your agreement to the foregoing by signing and returning the accompanying copy of this Amendment Letter, whereupon this Amendment Letter shall become binding on each of the Company and the Purchaser.

Very truly yours,

THE GILLETTE COMPANY

By:	/s/ Charles W. Cramb
Name: Charles W. Cramb Title: Senior Vice President and Chief Financial Officer

Accepted and agreed:

BERKSHIRE HATHAWAY INC.

By:	/s/ Marc D. Hamburg
Name: Marc D. Hamburg Title: Vice President and Chief Financial Officer

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